THREE MONTHS ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the three months ended June 30, 2008 and the audited consolidated financial statements for the year ended March 31, 2008, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 15, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Amarc’s objective is to discover the next major metals mine in British Columbia. In order to achieve this objective the Company has assembled a capable and experienced mineral exploration team. Positive results from Amarc’s extensive 2007 regional programs have resulted in the underexplored and highly prospective Sitlika Zinc-Copper Belt being the focus of 2008 exploration activities.

The Sitlika Zinc-Copper Belt

Located in central British Columbia ("BC") (see figure below), the Sitlika Belt extends for some 226 kilometers from the Endako – Vanderhoof area towards the northwest, through one of the best endowed mineral districts in the province.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. As of July 24, 2008, the Company has completed additional staking, increasing its tenure position to approximately 2,000 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide (“VMS”) deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have reported proven and probable reserves of 17.1 million tonnes grading 1.6% copper, 2.3% zinc, 0.2 g/t gold and 26 g/t silver (Sherwood Copper Corp.).

The Sitlika Belt is well serviced by main line forestry roads, crossing topography that is subdued in comparison with other areas of BC. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. There is

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

access to local communities and local resources such as hospitals and schools in nearby communities such as Burns Lake.

To date, Amarc has spent a total of approximately $3.3 million on exploration over the entire Sitlika Belt and approximately $1.6 million and $1.0 million on the Bodine and Aspira properties, respectively. An initial exploration expenditure of $2.8 million has been planned for the 2008 field season, with additional funding on hand and available as necessary to follow up on positive results.

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition in 2007 included the collection of 7,517 soil samples, geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys. Two outstanding zinc-copper mineral deposit targets were identified - the Bodine and the Aspira plays.

The Bodine Project covers approximately 640 square kilometers and is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively. Geological mapping, 34 line-kilometers of IP and ground magnetic geophysical surveys and soil sampling over a 5 kilometer by 1.5 kilometer grid completed in 2007 also defined the prospective Bodine-Warren target. The soil grid delineated a target over an area of 2,000 meters long by 700 meters wide with copper concentrations ranging from 75 parts per million (ppm) to 1,747 ppm and zinc concentrations of 150 ppm to 2,102 ppm.

Approximately 1,000 infill soil grid geochemical samples have been collected over the Bodine-Warren target in order to further delineate targets for drilling this season.

The Aspira Project is located near the southern end of the Sitlika Belt, some 35 kilometers north of the Endako Mine and 40 kilometers to the northeast of the town of Burns Lake. It is accessed by a network of forestry roads.

Reconnaissance stream sediment samples taken in this area during the 2007 field season returned anomalous concentrations of zinc ranging from 200 ppm to 731 ppm, and of copper ranging from 75 ppm to 249 ppm, along a trend of at least 9 kilometers. Follow-up work in 2007 consisted of an 823-sample soil grid extending over an area of 4 square kilometers, which returned high multi-element metal concentrations. An unusually strong, northwest trending, 2 kilometer long soil anomaly was outlined with zinc concentrations ranging from 200 ppm to 8,581 ppm, and associated copper and lead values. The Aspira target was constrained only by the extent of the initial grid sampled and remained open to extension.

In May 2008, an airborne geophysical survey over Aspira defined a 15 kilometer long linear magnetic high that remains open along strike. Parallel to the magnetic high is a pronounced magnetic low or trough feature measuring 150 meters wide and some 15 kilometers long. The trough within the magnetic high coincides with the 2 kilometre long (and open ended) zinc in soil anomaly defined in 2007.

Positive results from 4,361 soil grid geochemical samples, geological mapping and a 37 line-km induced polarization (“IP”) geophysical survey completed since May 2008, together with soil grid geochemical sampling data from the 2007 program have delineated four significant target zones over an 11 km trend.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Geological mapping has shown that the target zones are underlain by a felsic volcanic and fine grained sediment rock package that represents preferred stratigraphy for VMS mineralization.

A drill contractor has been selected and a 13.5 kilometer long access road to drill sites has been constructed.

The Sitlika Belt is an exceptionally strong regional exploration play. In addition to the Bodine and Aspira targets, eleven other plays identified in 2007 are currently undergoing target delineation.

Sitlika Belt Option Agreements

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. The Company has paid $75,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Pinchi Belt Gold Properties

As of June 2008, Amarc had a land position of approximately 260 square kilometers along the Pinchi Belt in BC, acquired by staking in 2006 to 2007.

The properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

The Company performed airborne and ground based geophysical surveys and grid-based geochemical surveys during the 2007 field season to identify targets for follow-up. Four targets were followed-up in 2007 and a further two targets have been identified for additional delineation during 2008. Fieldwork has commenced on the targets selected for follow-up.

The costs incurred on the Pinchi program to date total approximately $0.7 million.

Carbonate Zinc Belt

In 2007, Amarc acquired by staking approximately 250 square kilometers along a belt located some 130 kilometers north-northwest of McKenzie, BC. A desk-top analysis of available data has been completed, which resulted in seven targets being selected for follow-up in the field in 2008. The land position has been reduced to approximately 230 square kilometers. Fieldwork has been initiated to follow-up on the selected targets.

Paleozoic dolomite, limestone and other calcareous sedimentary rocks belonging to various formations, including the Pine Point Formation, underlie the belt. These formations are prospective for Pine Point–

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mississippi Valley type Carbonate Hosted Zinc deposits. The historical Pine Point deposits hosted mineral reserves of 64.3 million tonnes grading 7% zinc and 3% lead.

The cost of the Carbonate Zinc Belt program to date is approximately $67,000.

Other Properties

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covers approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a recent release by Geoscience BC. The Rapid property is located 27 kilometers northeast of the Aspira property and 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads. An airborne magnetics survey, carried out in the early part of the 2008 field season, is being followed up by a field team conducting focused geological mapping, geochemical soil sampling and induced polarization geophysical surveys, with the objective of developing drill targets on the Rapid property. To August 15, on-going field work over the Rapid Property includes the collection of 1,200 soil samples and completion of 39 line-km of IP geophysical survey.

The cost of the program to date is approximately $288,000.

Other BC Agreements

The Peak Property Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% net smelter royalty, which the Company may acquire from the arm's length party for $2,000,000. Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 (of which $5,000 was paid on signing of letter agreement and $5,000 on the Effective Date) and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Peak property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. The Cache Creek Complex is intruded by Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite. These latter rocks are prospective for porphyry base metal deposits.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Pond Property Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Pond property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. These units lie in close proximity to Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite that are prospective for porphyry-style base metal deposits.

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising 252 square kilometers, was acquired during the period July 2005 to March 2007.

In May 2007, Amarc entered into an agreement to sell the Tulox property, subject to certain conditions, for a consideration of 10,000,000 common shares of Tulox Resources Inc., formerly named Sitec Ventures Corp. The Company will also receive a 3% net smelter return royalty following the commencement of commercial production on the property. Amarc also received a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have 90 days during which it can acquire a 60% interest by agreeing to complete a further $10,000,000 of exploration expenditures on the property. The Company and Tulox have mutually agreed to extend the closing date of this agreement to November 30, 2008.

The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

Other Property Agreements

Amarc retains a 2.5% net smelter royalty on production from the 1,300 hectare Chona property, which comprised part of the Witch porphyry gold-copper properties located in B.C., that can be purchased by the arm's-length owner for $2,500,000.

The Company also retains a 1.5% net smelter royalty from the 1,760 hectare AA property, part of the Iskut Properties located in B.C., 0.5% of which can be purchased by the arm's length owner for $1,000,000.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in the Yukon Territory, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

At the present time, the Company has no plans to undertake any programs on these properties.

Corporate Matters

In July, 2008, the Company announced the appointment of Paul Mann, B.A.Sc., CA, as Chief Financial Officer of the Company.

Paul Mann has over 15 years of progressive experience in the mining sector, as Controller of Dayton Mining and De Beers Canada Mining, Corporate Controller at Eldorado Gold and at Hunter Dickinson, as Vice President Finance for Crew Gold, and as Chief Financial Officer of North Pacific Geopower. He has been with the Hunter Dickinson group since 2002, and since 2007 he has served as Director of Finance and Reporting for the Hunter Dickinson group of companies, overseeing all accounting, regulatory and securities compliance and reporting, as well as treasury and taxation for the group.

Mr. Mann replaces Jeffrey Mason, who retired from the position of Chief Financial Officer of the Company, but who will maintain his role as a member of Amarc’s Board of Directors.

Market Trends

The price of zinc increased from an average of $0.48/lb in 2004 to US$1.47/lb in 2007, increasing from. In 2008 to mid August, zinc prices have averaged US$0.99/lb. Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.64/lb to mid August. Lead prices increased substantially to average US$1.16/lb over the 2007 year from US$0.60/lb in 2006. In 2008 to mid August, lead prices have averaged US$1.12/lb.

Gold prices have been increasing for more than three years, from US$409/oz in 2004 to US$697/oz in 2007. In 2008 to mid August, the gold price has averaged US$910/oz. The silver price has also increased since 2004, from an average of US$6.69/oz in 2004 to US$13.38 in 2007. In 2008 to mid August, the silver price has averaged US$17.34/oz.

1.3 Selected Annual Information

Not required for interim MD&A.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	2008	2008	2007	2007	2007	2007	2006	2006
Current assets	6,697	7,963	5,991	6,901	8,232	8,743	5,956	$ 4,279
Other assets	90	20	22	22	24	25	69	70
Total assets	6,787	7,984	6,013	6,923	8,256	8,768	6,025	4,349

Current liabilities	497	225	40	383	91	78	2,180	77
Shareholders' equity	6,289	7,758	5,973	6,540	8,165	8,690	3,845	4,272
Total liabilities &
shareholders' equity	6,787	7,984	6,013	6,923	8,256	8,768	6,025	4,349

Working capital	6,199	7,738	5,951	6,517	8,141	8,665	3,776	4,202

Expenses
Amortization	4	1	1	1	1	–	2	2
Conference and travel	17	86	4	3	2	–	17	43
Exploration	1,264	489	443	1,667	467	271	369	301
Legal, accounting and audit	8	27	21	3	3	22	2	6
Management and consulting	12	–	18	7	24	2	3	25
Office and administration	55	49	37	44	54	44	46	35
Property investigation	1	–	1	1	1	2	(4)	10
Salaries and benefits	76	56	78	75	48	60	56	63
Shareholder communication	61	20	21	19	13	10	12	22
Trust and filing	1	11	7	8	1	10	3	5
Subtotal	1,500	741	631	1,827	614	421	506	512
Foreign exchange loss (gain)	5	(34)	1	83	89	12	(48)	(10)
Interest income	(36)	(50)	(64)	(93)	(109)	(224)	(31)	(34)
Other	–	–	–	–	–	–	–	(1)
Subtotal	1,469	656	568	1,817	594	209	427	467
Gain on sale of marketable
securities	–	–	–	–	(69)	–	–	–
Write-down of mineral
property interest	–	–	–	–	–	43	–	–
Net loss for the period	$ 1,469	$ 656	$ 568	$ 1,817	$ 525	$ 252	$ 427	$ 467

Basic and diluted net loss per
share	$ 0.02	$ 0.01	$ 0.01	$ 0.03	$ 0.01	$ 0.00	$ 0.01	$ 0.01

Weighted average number of
common shares
outstanding (thousands)	67,739	63,923	63,299	63,204	62,949	60,968	52,459	52,459

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company had a net loss of $1,469,169 for the first quarter of fiscal 2009 compared to net loss of $525,166 for the same period in fiscal 2008. The increase in loss for the quarter was due primarily to increased exploration expenditures in British Columbia compared to the previous season.

Exploration expenses for the first quarter of fiscal 2009, excluding stock-based compensation, increased to $1,264,466, compared to $467,499 for the same period in the previous year. This increase was due to increased exploration programs being carried out in British Columbia. The major exploration expenditures during the period were geological (2009 –$818,114; 2008 – $347,450), site activities (2009 – $146,328; 2008 – $52,168), and equipment rental (2009 –38,635; 2008 – $40,329).

Administrative costs for the current period also increased with the greater exploration activities. The major administrative costs during the period were salaries and benefits (2009 –$76,060; 2008 – $47,896), office and administration (2009 – $54,548; 2008 – $53,887), management and consulting (2009 –$12,036; 2008 – $23,976), and shareholder communication (2009 – $61,217; 2008 – $13,193).

Interest income decreased to $35,952 for the current period compared to $109,057 for the same period last year. The higher interest income in prior period was mainly due to interest earned on the $5,500,000 loan to Rockwell Diamonds Inc. for 18 days, compared to $nil during the current period.

A foreign exchange loss of $4,894 was recorded during the current period, compared with a loss of $88,953 in the same period of the prior year, due to a decline in value of the Company’s US dollar assets, mainly held in cash and equivalents, against the Canadian dollar.

During the current period, there was no gain on the sale of marketable securities, compared with $68,992 during the same period of the prior year. The gain during the prior period was resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the $5,500,000 loan to Rockwell Diamonds Inc.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2008, the Company had working capital of approximately $6.2 million, compared to working capital of $7.7 million as at March 31, 2008. The decrease in working capital is due to the exploration and administrative expenditure incurred in the first quarter of fiscal 2009. The Company’s current working capital is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7 Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has applied for refundable investment tax credits under the British Columbia Mining Exploration Tax Credit ("METC") program. These applications are currently under review and audit by the government department responsible for the administration of the METC program. If successful, the Company could receive up to approximately $1.3 million in refunds. The Company records these amounts as received; consequently, as the receipt, amount and timing of such refunds is uncertain, the Company has not accrued any of these amounts as receivable.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The required disclosure is provided in note 6 of the accompanying unaudited financial statements as at and for the three months ended June 30, 2008.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not required. The Company is a venture issuer.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the three months ended June 30, 2008.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the three months ended June 30, 2008.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
YEAR ENDED JUNE 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at August 15, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			67,739,473
Warrants	January 17, 2009	$0.55	5,700,000
Options	July 19, 2011	$0.70	1,828,200

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended June 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended June 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.